FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media Information

                              16 March 2005


BG Group update on the adoption of International Financial Reporting Standards


BG Group is preparing for the adoption of International Financial Reporting Standards (IFRS) as its primary accounting basis for the year ending 31 December 2005.


As part of this transition, BG Group will publish within its 2004 Annual Report and Accounts released today its re-stated financial information under IFRS, including :-


- The balance sheet at 1 January 2003 - the date of transition to IFRS based financial reporting.

- Primary Financial Statements for the 2003 and 2004 financial years under IFRS.

- The opening balance sheet at 1 January 2005 - following the adoption of IAS 32 and IAS 39 relating to financial instruments.


The re-stated information under IFRS as included in the 2004 Annual Report and Accounts has been audited by PricewaterhouseCoopers LLP.


An explanation of the re-stated financial information is attached to this Press Release and is available on the BG website. Further financial information, including accounting policies and the special purpose audit report, is contained within our 2004 Annual Report and Accounts which will be downloadable from the BG Group website from midday today.


A webcast and call will be hosted by Chief Financial Officer, Ashley Almanza on Monday 21 March at 11.00 am UK time to provide a briefing on the transition to IFRS. The webcast will include time for questions.


To register for the webcast please log-on to http://www.bg-group.com/ir/ifrs.htm


To participate in the Conference Call ring        +44 (0)20 7365 1843

To listen to the Conference Call ring             +44 (0)20 7784 1004  UK
                                                  +1 718 354 1152      USA


The main changes to BG Group's reported financial information from the adoption of IFRS are as a result of :


- The requirement not to amortise goodwill

- Differences in accounting for employee benefits, principally pensions and share-based payments.

- Recognition of additional deferred tax balances

- Immediate recognition of certain items of deferred income

- Different treatment of regulatory cost pass through at Comgas

- A change in the timing of recognition of dividends


In addition, with the introduction of IAS 32 and IAS 39 from 1 January 2005, certain items classified as derivative instruments, including a number of long term UK gas contracts will be required to be marked to market.


Speaking today, Ashley Almanza, Chief Financial Officer commented "The financial information provided today shows clearly the overall immaterial effect of IFRS on BG Group's recent results. The Group will commence reporting under IFRS with the 2005 first quarter results and will separately identify the re-measurement of derivative instruments under IAS 32 and IAS 39. The adoption of IFRS will have no effect on the Group's strategy, operations or cash flow."


There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.


Enquiries:


Communications                                   +44 (0) 118 929 3717

Out of hours media phone                         +44 (0) 07917 185 707

Investor Relations                              +44 (0) 118 929 3025

Website: www.bg-group.com


                                  BG Group plc


     Update on the adoption of International Financial Reporting Standards


                                 16 March 2005


1.1       Introduction


BG Group has included in its 2004 Annual Report and Accounts its 2003 and 2004 income statements and balance sheets under International Financial Reporting Standards ('IFRS'). The financial information set out on pages 4 to 14 provides a summary of the restatement and explains how BG Group's reported performance and financial position are affected by the transition to IFRS from 1 January 2005, with prior years commencing 1 January 2003 (the 'transition date') restated for comparative purposes. The following information is available in the 2004 Annual Report and Accounts (available on the BG Group website):


o The basis of preparation of the financial information, detailed accounting policies under IFRS, and restated financial information for the years ended 31 December 2003 and 31 December 2004.


o The opening balance sheet adjustments as at 1 January 2005 on the adoption of IAS 32 and IAS 39.


o A Special Purpose Audit Report from PricewaterhouseCoopers LLP ('PwC') on the financial information presented.


The key messages in this IFRS update are as follows:


- The restatement of financial information to 31 December 2004 shows that the impact of IFRS on BG Group's prior period income statements and net assets is not significant. There is no change to cash flow or net debt.


- BG Group has chosen to adopt IAS 39 from 1 January 2005 with no restatement of prior year results. The impact of IAS 39 on the Group's net assets as at that date is a reduction of around 5%.


- Financial information published in future periods will separately identify items considered important for an understanding of the financial results. This will include profits or losses on disposal of assets or businesses previously classified as exceptional under UK GAAP, and movements in the income statement arising from the re-measurement of derivatives.


This IFRS update contains the following sections:


1.2 Impact of IFRS on financial results, including reconciliations from UK GAAP to IFRS for net assets at transition, the income statements for the years ended 31 December 2003 and 31 December 2004 and net assets as at 31 December 2003 and 31 December 2004.


1.3 IFRS from 1 January 2005, including information on the impact of IAS 32, IAS 39, and other new standards and interpretations which will be adopted after 1 January 2005.


1.4 Presentation of results under IFRS, including an explanation of the way BG Group will present its results under IFRS in future quarterly releases.


Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC). Further standards may be issued by the IASB that will be adopted for financial years beginning on or after 1 January 2005. Additionally, IFRS is currently being applied in the United Kingdom and in a large number of countries simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming options regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group's first IFRS financial statements for the year ended 31 December 2005 may be subject to change.


1.2       Impact of IFRS on financial results

Note: The financial information for the years ended 31 December 2003 and 31 December 2004 does not constitute the statutory financial statements for those years. The statutory financial statements have been or will be delivered to the Registrar and include the auditors' report which was unqualified and did not contain a statement either under section 237(2) of the Companies Act 1985 (accounting records or returns inadequate or accounts not agreeing with records or returns), or section 237(3) (failure to obtain necessary information and explanations).


The tables on pages 7 to 11 show the impact of IFRS on the income statement for the years ended 31 December 2003 and 31 December 2004 as well as the impact on net assets as at 1 January 2003, 31 December 2003, and 31 December 2004.


IAS 19 Employee Benefits (Pensions)

Cumulative actuarial gains and losses in respect of the Group's pension and post-retirement benefit plans have been recognised in full on transition. This results in the recognition of a pension obligation of GBP117m at 1 January 2003, an increase of GBP47m compared to the SSAP 24 pension provision. There is also an increase in the deferred tax asset associated with pension costs of GBP14m. Actuarial gains and losses arising from the transition date are recognised over the average remaining service lives of employees (commonly referred to as the 'corridor' approach). The charge to operating costs in respect of pensions has increased by GBP3m in the year to 31 December 2003 and GBP7m in the year to 31 December 2004. The charge to finance costs is GBP1m in the year to 31 December 2003 and GBP2m in the year to 31 December 2004.


IFRS 2 Share-based Payment

BG Group has recognised the fair value of share-based payments to employees based on grants of options and shares from 7 November 2002 (the effective date of IFRS 2) whilst reversing charges made in respect of employee share schemes under UK GAAP. This has resulted in a credit to operating costs for the year ended 31 December 2003 of GBP5m. In the year ended 31 December 2004 the additional charge to operating costs in respect of IFRS 2 was GBP8m. In future years, there is likely to be an annual incremental charge to operating costs as a result of IFRS 2 of around GBP12m (based on current award levels and share price) as the cumulative impact of share and share option awards with a three-year vesting period affects the income statement.


Premier Power CCGT Project - Ballylumford

In 2000, BG Group's wholly-owned subsidiary Premier Power Limited received GBP168m in consideration for the restructuring of power purchase agreements with Northern Ireland Electricity following agreement to construct a new CCGT power plant at Ballylumford. Under UK GAAP this amount was treated as deferred income and released over the life of the remaining power agreements, matched to the associated asset depreciation charge. Under IFRS the amount has been recognised as income in the year of receipt, along with the impairment of the property, plant and equipment associated with the original power plants. This has resulted in a reduction in the carrying value of property, plant and equipment of GBP75m and a reduction in accruals and deferred income of GBP107m as at 1 January 2003, with a related deferred tax impact of GBP10m (increase in provision). For the years ended 31 December 2003 and 31 December 2004 turnover and operating costs have reduced by GBP16m and GBP11m and GBP14m and GBP10m respectively.


IAS 12 Income Taxes (Deferred tax)

On adoption of IAS 12 BG Group has recognised deferred tax liabilities in respect of unremitted earnings of overseas associates and jointly controlled entities and in respect of fixed assets held at fair value following a business combination. The impact of these adjustments is an increase to the deferred tax provision as at 1 January 2003 of GBP50m, an increase in the tax charge for the year ended 31 December 2003 of GBP23m and an increase in the tax charge for the year ended 31 December 2004 of GBP9m. The tax charge is also increased as a result of a charge in respect of petroleum revenue tax (GBP7m). On 1 January 2003 the carrying value of one of BG Group's associates has been adjusted by GBP4m as a result of the recognition of a deferred tax provision in respect of additional taxable temporary differences. In addition, a deferred tax provision of GBP107m in respect of assets held at fair value was recognised on the acquisition of Mauritania Holdings BV and Aventura Energy Inc. in the year to 31 December 2004.


IAS 10 Events after the Balance Sheet Date (Dividends)

Under IAS 10 dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date. Accordingly, BG Group has reversed the liability for proposed dividends at each balance sheet date. The impact on net assets as at 1 January 2003, 31 December 2003 and 31 December 2004 is an increase of GBP55m, GBP66m, and GBP74m respectively.


IFRS 3 Business Combinations (Goodwill amortisation and fair value adjustments)

BG Group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 requires that goodwill arising from business combinations should not be amortised. Accordingly, the carrying value of goodwill as at 1 January 2003 is not adjusted and operating costs in respect of goodwill amortisation for the year ended 31 December 2003 of GBP17m and for the year ended 31 December 2004 of GBP16m have been reversed. The IFRS balance sheet as at 31 December 2004 has been adjusted to take account of a deferred tax adjustment to the fair value of assets and liabilities in respect of BG Group's acquisitions in Mauritania and Trinidad during the year. A deferred tax provision of GBP107m has been recognised under IFRS and the carrying value of the assets acquired has been adjusted by the same amount. The acquisition in Canada during 2004 has resulted in the recognition of a deferred tax asset under both UK GAAP and IFRS.



Regulatory current account balances - Comgas

Comgas (BG Group's Brazilian gas distribution business) recognises an asset under UK GAAP in respect of the pass-through of higher costs after formal approval of a revised tariff by the Comgas Regulator. This asset does not meet the criteria for recognition under current IFRS and accordingly this balance has been de-recognised. This has resulted in a reduction in receivables of GBP19m as at 1 January 2003, a reduction in operating costs of GBP20m for the year ended 31 December 2003 and an increase in operating costs of GBP1m for the year ended 31 December 2004.


IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

IFRS 5 requires that a non-current asset or disposal group be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. As at 31 December 2003 assets of GBP449m and liabilities of GBP56m associated with BG Group's interest in the North Caspian PSA in Kazakhstan, the Muturi PSC and Tangguh LNG project in Indonesia and Premier Transmission Limited in the UK have been reclassified as held for sale and separately identified on the balance sheet. As at 31 December 2004 the Indonesian assets had been sold resulting in an IAS 21 adjustment to profit on sale as foreign exchange losses of GBP5m arising on retranslation of these assets from 1 January 2003 were transferred from the translation reserve in equity to the income statement. As at 31 December 2004 assets of GBP530m and liabilities of GBP67m associated with the North Caspian PSA and Premier Transmission Limited are classified as held for sale.




Reconciliation of net assets as at 1 January 2003 - audited


            Previously Pensions Premier  Deferred Dividends Regulatory Other   Restated
            reported             Power    Tax                  current            under
            under UK              CCGT                         account            IFRS
            GAAP (GBPm)         Project                                         (GBPm)

Assets
Non-current
assets
Goodwill         251        -        -        -         -          -       -      251
Intangible
assets           561        -        -        -         -          -       -      561
Property,
plant and
equipment      4,102        -      (75)       -         -          -       -    4,027
Investments
accounted
for
using
equity
method           733        -        -       (4)        -          -      (2)     727
Other
investments        9        -        -        -         -          -       -        9
Deferred
tax
assets            24       14        -        -         -          -       -       38
Trade and
other
receivables       69        -        -        -         -          -       -       69
              --------  -------  -------  -------   -------   --------  ------  -------
               5,749       14      (75)      (4)        -          -      (2)   5,682
              --------  -------  -------  -------   -------   --------  ------  -------
Current
assets
Inventories      105        -        -        -         -          -       -      105
Trade and
other
receivables      661        -        -        -         -        (19)      -      642
Cash and
cash
equivalents     268        -        -        -         -          -       -      268
               --------  -------  -------  -------   -------   --------  ------  -------
               1,034        -        -        -         -        (19)      -    1,015
              --------  -------  -------  -------   -------   --------  ------  -------

              --------  -------  -------  -------   -------   --------  ------  -------
Total          6,783       14      (75)      (4)        -        (19)     (2)   6,697
assets        --------  -------  -------  -------   -------   --------  ------  -------

Liabilities
Current
liabilities
Borrowings      (580)       -        -        -         -          -       -     (580)
Trade and
other
payables        (901)       -       14        -        55          -       -     (832)
Current
income
tax
liabilities      (98)       -        -        -         -          -       -      (98)
             --------  -------  -------  -------   -------   --------  ------  -------
              (1,579)       -       14        -        55          -       -   (1,510)
              --------  -------  -------  -------   -------   --------  ------  -------
Non-current
liabilities
Borrowings      (690)       -        -        -         -          -       -     (690)
Trade and
other
payables        (190)       -       93        -         -          -       -      (97)
Deferred
income tax
liabilities     (645)       -      (10)     (50)        -          -       -     (705)
Retirement
benefit
obligations      (70)     (47)       -        -         -          -       -     (117)
Provisions
for
other
liabilities
and charges     (261)       -        -        -         -          -       -     (261)
              --------  -------  -------  -------   -------   --------  ------  -------
              (1,856)     (47)      83      (50)        -          -       -   (1,870)
              --------  -------  -------  -------   -------   --------  ------  -------

              --------  -------  -------  -------   -------   --------  ------  -------
Total
liabilities   (3,435)     (47)      97      (50)       55          -       -   (3,380)
              --------  -------  -------  -------   -------   --------  ------  -------
Net assets     3,348      (33)      22      (54)       55        (19)     (2)   3,317
              --------  -------  -------  -------   -------   --------  ------  -------
Gearing         23.0%                                                            23.2%
              --------                                                          -------



Reconciliation of income statement for the year ended 31 December 2003 - audited


                 Previously Pensions Share-based Premier Deferred Goodwill     Regulatory Other   Restated
                 reported   -------  payment     Power   Tax      amortisation current    ------  under IFRS
                 under UK            ------      CCGT    -------  --------     account               (GBPm)
                 GAAP (GBPm)                    Project                       --------           --------
                 --------                        ------

Group turnover      3,587        -           -     (16)       -            -          -      (7)      3,564
Operating costs    (2,530)      (3)          5      11        -           17         20       -      (2,480)
Profit/(loss)
on disposal of
assets and
businesses*           117        -           -       -        -            -          -      (1)        116
                   --------  -------      ------  ------  -------     --------   --------  ------    --------
Operating
profit before
share of
operating
results from
joint ventures
and associates      1,174       (3)          5      (5)       -           17         20      (8)      1,200
 ---------------   --------  -------      ------  ------  -------     --------   --------  ------   --------
Share of
operating
results from
joint ventures
and associates        194        -           -       -        -            -          -       1       195
Total
operating
profit **           1,368       (3)          5      (5)       -           17         20      (7)    1,395
---------------    --------  -------      ------  ------  -------     --------   --------  ------  --------

Finance income         44        -           -       -        -            -          -       -          44
Finance costs         (81)      (1)          -       -        -            -          -       8         (74)
Share of post
tax results
from joint
ventures and
associates            130        -           -       -        1            -          -       1         132
                   --------  -------      ------  ------  -------     --------   --------  ------    --------
Profit before
tax                 1,267       (4)          5      (5)       1           17         20       1       1,302
Taxation             (479)       1          (1)      1      (23)           -          -       1        (500)
                   --------  -------      ------  ------  -------     --------   --------  ------    --------
Profit for the
year                  788       (3)          4      (4)     (22)          17         20       2         802
                   --------  -------      ------  ------  -------     --------   --------  ------    --------
Profit
attributable
to minority
interest               20        -           -       -        -            -          8       -          28
Profit
attributable
to
shareholders
(earnings)            768       (3)          4      (4)     (22)          17         12       2         774
                   --------  -------      ------  ------  -------     --------   --------  ------    --------
Earnings per
share
excluding
profit/(loss)
on disposal of
assets and
businesses -
basic                19.4p                                                                             19.6p
Earnings per
share - basic        21.8p                                                                             21.9p
Earnings per
share -
diluted              21.8p                                                                             21.9p
                   --------                                                                          --------



* Includes items reported as exceptional items under UK GAAP

** Including share of operating results from joint ventures and associates


Reconciliation of net assets as at 31 December 2003 - audited


Assets      Previously Pensions Share-based Premier Deferred Dividends Goodwill     Regulatory Assets  Other   Restated
            reported            payment     Power      Tax             amortisation  current    held             under
            under UK                        CCGT                                     account    for              IFRS
            GAAP (GBPm)                    Project                                              sale            (GBPm)

Non-current
assets
Goodwill         252        -           -       -        -         -           17          -       -       -      269
Intangible
assets           588        -           -       -        -         -            -          -    (387)      -      201
Property,
plant and
equipment      4,020        -           -     (66)       -         -            -          -     (22)      -    3,932
Investments
accounted
for
using
equity
method         1,028        -           -       -       (3)        -            -          -     (10)     (1)   1,014
Other
investments       10        -           -       -        -         -            -          -       -       -       10
Deferred
tax
assets            22       15           -       -        -         -            -          -       -       -       37
Trade and
other
receivables       66        -           -       -        -         -            -          -       -       -       66
               -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
               5,986       15           -     (66)      (3)        -           17          -    (419)     (1)   5,529
               -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
Current
assets
Inventories      119        -           -       -        -         -            -          -       -       -      119
Trade and
other
receivables      749        -           -       -        -         -            -          1     (30)     (1)     719
Cash and
cash
equivalents      313        -           -       -        -         -            -          -       -       -      313
             -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
               1,181        -           -       -        -         -            -          1     (30)     (1)   1,151
               -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
Non-current
assets
classified
as
held for
sale               -        -           -       -        -         -            -          -     449       -      449
Total
assets         7,167       15           -     (66)      (3)        -           17          1       -      (2)   7,129

              -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
Liabilities
Current
liabilities
Borrowings      (495)       -           -       -        -         -            -          -       -       -     (495)
Trade and
other
payables        (880)       -           7      13        -        66            -          -      56       -     (738)
Current
income
tax
liabilities     (108)       -           -       -        -         -            -          -       -       -     (108)
              -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
              (1,483)       -           7      13        -        66            -          -      56       -   (1,341)
               -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
Non-current
liabilities
Borrowings      (539)       -           -       -        -         -            -          -       -       -     (539)
Trade and
other
payables        (154)       -           -      80        -         -            -          -       -       -      (74)
Deferred
income tax
liabilities     (715)       -          (1)     (9)     (69)        -            -          -       -       -     (794)
Retirement
benefit
obligations      (73)     (50)          -       -        -         -            -          -       -       -     (123)
Provisions
for
other
liabilities
and charges     (287)       -           -       -        -         -            -          -       -       -     (287)
              -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
              (1,768)     (50)         (1)     71      (69)        -            -          -       -       -   (1,817)
               -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
Liabilities
associated
with
non-current
assets
classified
as
held for
sale               -        -           -       -        -         -            -          -     (56)      -      (56)
                 -------   ------      ------  ------   ------    ------     --------    -------  ------  ------  ------
Total
liabilities   (3,251)     (50)          6      84      (69)       66            -          -       -       -   (3,214)
               -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
Net assets     3,916      (35)          6      18      (72)       66           17          1       -      (2)   3,915
               -------   ------      ------  ------   ------    ------     --------    -------  ------  ------   ------
Gearing         15.5%                                                                                            15.6%
               -------                                                                                           ------


Reconciliation of income statement for the year ended 31 December 2004 - audited

                    Previously Pensions Share-based Deferred Premier Goodwill     Regulatory Other  Restated
                    reported   -------  payment     tax      Power   amortisation current    -----  under
                    under UK            ------      ------   CCGT    --------     account           IFRS (GBPm)
                    GAAP (GBPm)                                Project              --------          -------
                    --------                                 ------

Group turnover         4,082        -           -        -     (14)           -          -     (5)    4,063
Operating costs       (2,753)      (7)         (8)       -      10           16         (1)     -    (2,743)
Profit/(loss)
on disposal of
assets and
businesses*               92        -           -        -       -            -          -     (5)       87
                      --------  -------      ------   ------  ------     --------   --------  -----   -------
Operating
profit before
share of
operating
results from
joint ventures
and associates         1,421       (7)         (8)       -      (4)          16         (1)   (10)    1,407
-------------------   --------  -------      ------   ------  ------     --------   --------  ----- ---------
Share of
operating
results from
joint ventures
and associates           193        -           -        -       -            -          -      -      193

Total
operating
profit**               1,614       (7)         (8)       -      (4)          16         (1)   (10)    1,600
-------------------   --------  -------      ------   ------  ------     --------   --------  -----   --------
Finance income            42        -           -        -       -            -          -      -        42
Finance costs            (78)      (2)          -        -       -            -          -      5       (75)
Share of post
tax results
from joint
ventures and
associates               123        -           -        2       -            -          -      -       125
                      --------  -------      ------   ------  ------     --------   --------  -----   -------
Profit before
tax                    1,508       (9)         (8)       2      (4)          16         (1)    (5)    1,499
Taxation                (576)       3           2      (15)      1            -          -      -      (585)
                      --------  -------      ------   ------  ------     --------   --------  -----   -------
Profit for the
year                     932       (6)         (6)     (13)     (3)          16         (1)    (5)      914
Profit
attributable
to minority
interest                  28        -           -        -       -            -          -      -        28
Profit
attributable
to
shareholders
(earnings)               904       (6)         (6)     (13)     (3)          16         (1)    (5)      886
                      --------  -------      ------   ------  ------     --------   --------  -----   -------

Earnings per
share
excluding
profit/(loss)
on disposal of
assets and
businesses-
basic                   23.8p                                                                          23.5p
Earnings per
share - basic           25.6p                                                                          25.1p
Earnings per
share -
diluted                 25.6p                                                                          25.1p
                      --------                                                                        -------


* Includes items reported as exceptional items under UK GAAP

** Including share of operating results from joint ventures and associates


Reconciliation of net assets as at 31 December 2004 - audited
            Previously Pensions Premier  Deferred Dividends Goodwill     Assets  Other   Restated
            reported   -------  Power    Tax      -------   amortisation held    ------  under
            under UK            CCGT     -------            ---------    for             IFRS
            GAAP (GBPm)           Project                                  sale
            --------            -------                                  ------          (GBPm)
                                                                                         -------
Assets

Non-current
assets
Goodwill         239        -        -        -         -           33       -       -      272
Intangible
assets           976        -        -      107         -            -    (498)      -      585
Property,
plant and
equipment      4,567        -      (57)       -         -            -       -      (1)   4,509
Investments
accounted
for
using
equity
method         1,062        -        -       (1)        -            -     (10)     (2)   1,049
Other
investments        1        -        -        -         -            -       -       -        1
Deferred
tax
assets            50       18        -        -         -            -       -       -       68
Trade and
other
receivables       46        -        -        -         -            -       -       -       46
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
               6,941       18      (57)     106         -           33    (508)     (3)   6,530
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Current
assets
Inventories       99        -        -        -         -            -       -       -       99
Trade and
other
receivables    1,212        -        -        -         -            -     (22)      -    1,190
Cash and
cash
equivalents       340        -        -        -         -            -       -       -      340
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
               1,651        -        -        -         -            -     (22)      -    1,629
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Non-current
assets
classified
as
held for
sale               -        -        -        -         -            -     530       -      530
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Total
assets         8,592       18      (57)     106         -           33       -      (3)   8,689
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Liabilities

Current
liabilities
Borrowings      (577)       -        -        -         -            -       -       -     (577)
Trade and
other
payables      (1,130)       -       13        -        74            -      67       -     (976)
Current
income
tax
liabilities      (264)       -        -        -         -            -       -       -     (264)
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
              (1,971)       -       13        -        74            -      67       -   (1,817)
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Non-current
liabilities
Borrowings      (762)       -        -        -         -            -       -       -     (762)
Trade and
other
payables        (156)       -       67        -         -            -       -       -      (89)
Deferred
income tax
liabilities     (712)       -       (8)    (187)        -            -       -       -     (907)
Retirement
benefit
obligations      (76)     (59)       -        -         -            -       -       -     (135)
Provisions
for
other
liabilities
and charges     (325)       -        -        -         -            -       -       -     (325)
             --------  -------  -------  -------   -------    ---------  ------  ------  -------
              (2,031)     (59)      59     (187)        -            -       -       -   (2,218)
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Liabilities
associated
with
non-current
assets
classified
as
held for
sale               -        -        -        -         -            -     (67)      -      (67)
               --------  -------  -------  -------   -------    ---------  ------  ------  -------
Total
liabilities   (4,002)     (59)      72     (187)       74            -       -       -   (4,102)
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Net assets     4,590      (41)      15      (81)       74           33       -      (3)   4,587
              --------  -------  -------  -------   -------    ---------  ------  ------  -------
Gearing         17.9%                                                                      17.9%
              --------                                                                    -------




1.3  IFRS from 1 January 2005


Impact of IAS 32 and IAS 39

BG Group will adopt IAS 32 and IAS 39 from 1 January 2005. These standards set out the accounting rules surrounding the recognition, measurement, disclosure and presentation of financial instruments. BG Group's accounting policies under IAS 32 and IAS 39 will not be impacted by the elements carved out of the EU endorsement, and hence will comply in full with IAS 39.


Most of BG Group's contracts for the sale and purchase of commodities are considered 'own use' contracts that were entered into and continue to be held for the purpose of receipt or delivery in accordance with BG Group's expected sale, purchase or usage requirements. However, under IAS 39 BG Group is also required to assess own use contracts to determine whether they contain embedded derivatives. This assessment was made based upon conditions at the inception of the contracts.


Net assets as at 1 January 2005 will reduce by GBP238m on  implementation of IAS
39. The large majority of this reduction (GBP225m) relates to the recognition of certain long-term UK gas contracts at fair value (see below). The loss on these contracts arises as they are required to be marked to market and current UK market gas prices are considerably higher than prices under contract terms agreed in prior years. The underlying contracts are profitable on an operational basis and there is no impact on cash flow from the accounting change.


The most significant expected impacts of adopting these standards are set out below:


- Certain long-term contracts for the sale of gas to the UK gas market fall within the scope of IAS 39. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 as they are considered to contain written options relating to buyer flexibility e.g. with respect to volumes purchased. Accordingly, they will be marked-to-market in their entirety with movements in this mark-to-market valuation recognised in the income statement.


- Asset optimisation activities undertaken by BG Group's UK and US operations involve short-term contracts for the sale and purchase of commodities and associated derivative instruments. These instruments fall within the scope of IAS 39 and will be marked-to-market with movements in this mark-to-market valuation recognised in the income statement.


- BG Group's gas marketing business in the US uses derivative instruments to manage margin exposure arising from fluctuations in gas prices. Cash flow hedge accounting will be applied where derivative instruments are designated as a hedge of probable future gas sales. Gains and losses associated with those derivatives determined to be effective hedges will be deferred in equity until the underlying transaction affects the income statement.


- Financial instruments utilised by BG Group's treasury operations include interest rate swaps, foreign currency swaps, forward rate agreements, interest rate swaptions, tax equalisation swaps and forward exchange contracts. These financial instruments are used to manage the Group's exposure to foreign exchange and interest rate movements. Certain derivative instruments are designated as fair value hedges of interest rate risk associated with the long-term debt of the Group and hedge the foreign exchange movements associated with the Group's net investments in foreign operations. The fair value of these derivative instruments will be recognised on the balance sheet. Movements in fair value will be recognised in income to the extent they relate to hedges of the risks associated with Group debt, or in equity when relating to effective hedges of net investments in foreign operations.


- Long-term issued debt of the Group will be recorded at amortised cost except where the debt is part of a fair value hedge relationship when the carrying value of the debt will be adjusted to reflect fair value movements associated with the hedged risks throughout the effective period of the hedge. These fair value movements will be recognised in income and offset against movements in the related hedging instrument.


Impact of IFRIC 3

In December 2004 the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 3 Emission Rights. It is effective for periods commencing from 1 March 2005. BG Group intends to adopt IFRIC 3 during 2005, once allowances to be allocated under the EU Emissions Trading Scheme have been finalised.


The adoption of IFRIC 3 will result in the balance sheet recognition of an intangible asset for the allowances held and a government grant when these have been allocated at below fair value. In addition, a liability will be recognised (at fair value) in respect of the obligation to deliver allowances to match against emissions made. The fair values for assets and liabilities recognised will be based upon the market prices for emissions allowances. At current market values, the impact of IFRIC 3 is not forecast to be material to BG Group's business.


Impact of IFRIC 4

IFRIC 4 Determining Whether an Arrangement contains a Lease was issued by IFRIC in December 2004. It is effective for periods commencing from 1 January 2006 and comparative period restatement is required. BG Group is currently reviewing the impact of this interpretation. One likely impact is the classification of the Lake Charles regasification capacity contracts as finance leases.


Impact of IFRS 6

In December 2004 the IASB issued IFRS 6 Exploration for and Evaluation of Mineral Resources. The standard was issued to make limited improvements to accounting practices for exploration and evaluation expenditure in advance of a comprehensive review of accounting for extractive industries planned by the IASB.


Under IFRS 6 companies can continue to use accounting policies applied before adopting the standard. Accordingly, BG Group will continue to use the successful efforts basis of accounting for exploration activity as defined by the UK SORP. In addition, IFRS 6 requires impairment testing to be performed on exploration and evaluation assets when facts and circumstances suggest that the carrying values may exceed their recoverable amounts. This is consistent with BG Group's current approach.


The effective date for the standard is 1 January 2006. BG Group does not consider that adoption of this standard will have a significant impact on the results of the Group.



1.4       Presentation of results under IFRS


In order to provide users of BG Group's accounts with information under IFRS that is readily understood in the context of information previously available under UK GAAP reporting, BG Group will highlight the following information in its quarterly income statements:



- Under IFRS the results from associates and jointly controlled entities (joint ventures), accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Under UK GAAP the operating results of BG Group's associates and joint ventures were included within total operating profit. Given the importance of such businesses to the Group, information will be included in the income statement to continue to report total operating profit including the operating results of these entities.


- Items which were classified as exceptional under UK GAAP, in particular profits and losses on the disposal of property, plant and equipment and other non-current assets will be separately identified from results in respect of business performance. Management believes that the separate identification of these items facilitates understanding of the underlying performance of the business and improves comparability of results. These items will be reported in a column separated from business performance in the income statement.


- Charges and credits recognised in the income statement which arise from the re-measurement of derivative instruments, in particular commodity instruments, will be separately identified from business performance as they reflect movements in external market prices rather than the underlying performance of the business during the period. These items will be reported in a column separated from business performance in the income statement.


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 March 2005                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary